Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31
	2013	2012	2011	2010	2009
Earnings:
Loss from continuing operations before income taxes and noncontrolling interests	$(189,446)	$(123,272)	$(266,131)	$(85,930)	$(71,069)
Plus: Fixed charges	183,595	188,533	174,182	159,169	161,512
Less: Interest expense capitalized	—	—	—	—	—
Less: Noncontrolling interests	(890)	(782)	(882)	(857)	(723)

(Loss) Earnings from continuing operations, adjusted	$(6,741)	$64,479	$(92,831)	$72,382	$89,720

Fixed Charges:
Interest expensed and capitalized	$177,733	$183,055	$169,332	$155,181	$157,032
Estimated interest within rental expense	5,862	5,478	4,850	3,988	4,480

Total fixed charges	$183,595	$188,533	$174,182	$159,169	$161,512

Ratio of earnings to fixed charges	—	—	—	—	—
Shortfall	(190,336)	(124,054)	(267,013)	(86,787)	(71,792)